SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment 1)*

Under the Securities Exchange Act of 1934

Baozun Inc.

(Name of Issuer)

Class A Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

 06684L103

 (CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 06684L103	13G	Page 2 of 7 pages
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
987,506

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
987,506

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
987,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Percent of class is based on 203,774,155 ordinary shares of the Issuer (“Ordinary Shares”) outstanding, as of September 30, 2021, as reported by the Issuer in a report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on November 30, 2021.

CUSIP No. 06684L103	13G	Page 3 of 7 pages
1	NAMES OF REPORTING PERSONS
Tsubasa Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federated States of Micronesia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
987,506

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
987,506

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
987,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percent of class is based on 203,774,155 Ordinary Shares outstanding, as of September 30, 2021, as reported by the Issuer in a report on Form 6-K, filed with the SEC on November 30, 2021.

CUSIP No. 06684L103	13G	Page 4 of 7 pages
Item 1.

(a)	Name of Issuer:

Baozun Inc.

(b)	Address of Issuer's Principal Executive Offices:

No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, The People’s Republic of China.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by SoftBank Group Corp. (“SBG”) and its wholly owned subsidiary, Tsubasa Corporation (“Tsubasa and, together with SBG (the “Reporting Persons”).

(b)	Address of Principal Business Office:

The address of the principal business office of SBG is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan. The address of the principal business office of Tsubasa is VB Center, Suite 2A, 14 Pohn Umpomp Place, Nett, Pohnpei, FSM.

(c)	Citizenship:

See Row 4 of the cover page for each Reporting Person.

(d)	Title of Class of Securities:

Class A Ordinary shares, par value US$0.0001 per share (“Ordinary Shares”).

(e)	CUSIP Number:

06684L103

CUSIP No. 06684L103	13G	Page 5 of 7 pages
Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Ordinary Shares by the persons filing this statement is provided as of December 31, 2021:

(a)	Amount Beneficially Owned:

See Row 9 of the cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of the cover page for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for each Reporting Person.

Item 5.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Not applicable.

CUSIP No. 06684L103	13G	Page 6 of 7 pages
Item 7.	The securities being reported on by SBG as a parent holding company are owned, or may be deemed to be beneficially owned, by Tsubasa. Tsubasa is a wholly-owned subsidiary of SBG.

Item 8.	Not applicable.

Item 9.	Not applicable.

Item 10.	Not applicable.

CUSIP No. 06684L103	13G	Page 7 of 7 pages
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Oga
Name:	Natsuko Oga
Title:	Head of Corporate Legal Department

TSUBASA CORPORATION

By:	/s/ Ippei Mimura
Name:	Ippei Mimura
Title:	Director